December 11, 2007

Craig Ruckman, Esq.

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0506

Re:	Monumental Life Insurance Company

Separate Account VA CC (Advisor’s Edge Variable Annuity)

File Nos. 333-146323; 811-06564

Dear Mr. Ruckman

This letter responds to oral comments that you provided with respect to the above-mentioned post-effective amendment filing for Separate Account VA CC of Monumental Life Insurance Company (“Monumental” or “we”). For your convenience, I have restated those comments below (as best as I understand them), and followed each comment with our response. Capitalized terms have the meanings ascribed to them in the above-captioned post-effective amendment filing, and the term “policy” shall be used to refer to Advisor’s Edge Variable Annuity.

Comments in General:

Comment #1. Revise the prospectus supplement to disclose the Fee Table and Examples to show the effect of this rider.

Response: We have added a Fee Table and Examples to the supplement that reflect the rider.

Comment #2. Please add this supplement into the main prospectus in the May post-effective filing.

Response: In response to SEC staff comments, we are in the process of incorporating disclosure about all policy features and rider descriptions into the body of the relevant prospectus for our May 1, 2008 post-effective amendment filings.

Comment #3. Move all of the examples located in the SAI supplement into the Prospectus supplement.

Response: The SAI supplement provides an extensive set of numerical examples to illustrate the effect of withdrawals and/or surrenders on the guaranteed lifetime withdrawal benefit. Providing calculations for multiple scenarios assists prospective policy owners to understand the operation of the optional riders. By doing so in the SAI, we aim to provide “additional information” about the working of the rider without adding substantially to the length of the prospectus, and, as an unwanted consequence, increasing the chance that the prospective policy owner will be overwhelmed by the volume of information in the prospectus and decide not to read it. Therefore, we believe it is appropriate to have the examples in the SAI, and that moving them to the prospectus would be contrary to the Commission’s efforts to simplify prospectus disclosure.

Comments on the Prospectus Supplement:

Comment #4. The summary paragraph on page 6 of the Prospectus Supplement (“This supplement summarizes the Architect GLWB….); describe that all material rights and obligations of the rider are included in this prospectus supplement.

Response: We believe that the scope of the disclosure in the supplements presents the “material rights and obligations” of the rider. In the prospectus supplement, the Fee Table includes the rider and is followed by a brief description of the rider; the effect of withdrawals is described; the minimum annual withdrawal amount is described; there is a table of the income benefit percentages; the total withdrawal base is described; the Designated Investment Choices are listed; the joint life option is described; and there is other information about the rider. We believe that stating that the supplement disclosure “summarizes” the rider is nevertheless appropriate to inform the reader that the terms of the rider itself define, in detail, the rights and obligations thereunder.

Comment #5. Moving the SAI examples into the prospectus supplement will eliminate the need for the second half of the example located on page 1 of the prospectus supplement.

Response: Please see Response to Comment #3.

Comment #6. Please define rider date and rider anniversary distinguishing between the date the rider is purchased and rider anniversary.

Response: We have added disclosure to this effect to the Supplement. See the first part of the example on page 4 and then the first paragraph after the list of Designated Investment Choices on page 6.

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Comment #7. On page 1, under the “Please note” bullets, disclose that withdrawals prior to age 59 are excess withdrawals.

Response: The disclosure that you have suggested regarding withdrawals made before the annuitant reaches age 59 already appears in the last sentence of the first paragraph under the heading “Architect GLWB” (now on page 3).

Comment #8. On page 1, under the second set of bullets, please clarify what is meant by “base policy death benefit”.

Response: “Base policy” refers to the policy without the optional Architect rider. As noted in the actual prospectus for the Advisor’s Edge Variable Annuity, and without the Architect rider, the death benefit is the owner’s choice of:

•	Policy Value;

•	Return of Premium; or

•	Annual Step-Up to age 81.

We respectfully submit that it is not necessary to repeat this information in the description of the rider in the supplement.

Comment #9. On page 1, under the second set of bullets, please disclose all surrender charges are only applicable to the portion of the excess withdrawal that is greater than the annual withdrawal.

Response: We have revised the disclosure to delete the reference to surrender charges, since the Advisor’s Edge product does not have a surrender charge (unless the owner has annuitized under a particular annuity payment option, and the rider terminates on annuitization).

Comment #10. On page 2, the first full paragraph, clarify that the effect of driving policy value to zero as a result of excess withdrawal and please compare this result with the result of policy value reaching zero because of non-excess withdrawal or poor performance.

Response: The clarification disclosure you are requesting already appears in the first complete paragraph under the heading “Architect GLWB” (now on page 3).

Comment #11. On page 2, under “Income Benefit Percentage” table, clarify how the contract owner may make the 1st withdrawal after age 95. Consider a note that 95 is the mandatory annuitization age and cross-reference to the Annuitization section on page 5.

Response: The mandatory annuitization does not occur on or before the annuitant’s 95th birthday, but rather sometime thereafter pursuant to the terms of the policy. If the owner had not made a withdrawal prior to forced annuitization, the income benefit percentage used to formulate the annuitization payments would be that for age 95.

3

We respectfully submit that the disclosure surrounding the income benefit percentage is sufficient.

Comment #12. On page 2, under “Total Withdrawal Base”, clarify what Total Withdrawal Base would be if the rider is elected on the contract issue date.

Response: The clarification disclosure you are requesting already appears in the second sentence under the heading “Total Withdrawal Base” (now on the page 6).

Comment #13. On page 3, under “Total Withdrawal Base Adjustments”, clarify whether adjustments made to the Total Withdrawal Base after the rider date occur when a purchase or withdrawal takes place or on the next rider anniversary. If the Total Withdrawal Base is adjusted at the time of purchase or withdrawal, will it affect the maximum annual withdrawal amount?

Response: Total Withdrawal Base adjustments only occur when a withdrawal takes place that is in excess of the maximum annual withdrawal amount. The maximum annual withdrawal amount in the subsequent calendar year is then lower since that value is based on the smaller Total Withdrawal Base. We have clarified that the adjustment takes place on the date of the withdrawal.

Comment #14. On page 3, under “Total Withdrawal Base Adjustments”, please include examples on how Total Withdrawal Base Adjustments are calculated (ex: dollar-for-dollar and greater than dollar-for-dollar adjustment).

Response: Please see Response to Comment #3.

Comment #15. On page 3, under “Please note”, clarify the meaning of this bullet point. Prior to rider date there is no Maximum Annual Withdrawal Amount so can’t decrease. If it means a declining policy value will result in a lesser Maximum Annual Withdrawal Amount upon a subsequent purchase of the rider, and then clearly state this.

Response: The point of that first bullet under “Please note” is to make clear that waiting to purchase the rider may negatively affect rider values when the rider is ultimately purchased, due to the possibility of the policy value decreasing since the time the policy was initially purchased. We have clarified this language.

Comment #16. On page 3, under “Designated Investment Choices”, clarify whether insurer reserves the right to terminate a designated investment choice and if so, please disclose what happens in that event.

Response: A portfolio can be eliminated as a designated investment choice if (i) an underlying fund portfolio closes or (for other reasons beyond our control) is no longer available, or (ii) if we deem an underlying fund portfolio no longer appropriate as an investment option for the rider. If a designated investment choice is eliminated, then a policy owner will be given the option to reallocate the value in the eliminated designated

4

investment choice to other designated investment choices. The Company intends to replace any eliminated designated investment choice with another investment option that is similar to, and meets the risk profile of, the eliminated designated investment choice.

Comment #17. On page 4, in the first full paragraph after the “Designated Investment Choices”, make the timing of termination be consistent with the description of termination in the bullets on page 6.

Response: We have added disclosure to this effect to the Supplement.

Comment #18. On page 4, under “Upgrades”, disclose that an upgrade may lead to higher fees paid by the contract owner as a result of an increase in the benefit base. The disclosure already says the fees may be higher because we may increase the fees in the future.

Response: We have added the requested disclosure.

Comment #19. On page 4, under “Please note”, disclose the two methods for calculating maximum annual free amount for the remainder of the calendar year and the systematic payout. Include examples.

Response: We have added disclosure to this effect to the Supplement.

Comment #20. On page 5, under “Architect GLWB Fee”, disclose whether the fees are the maximum or current fees. If they are the current fees, also list the maximum fees.

Response: This feature does not have “current” and “maximum” charges. The fees shown are the fees for the rider.

Do not hesitate to contact me at (319) 355-8427 with any comments or questions you have about any of the responses provided above.

Very truly yours,

/s/ Sandy K. Dix
Sandy K. Dix
Manager, Registered Product and Distribution
Monumental Life Insurance Company

5

THE ADVISOR’S EDGE®

VARIABLE ANNUITY

Issued by Monumental Life Insurance Company

Supplement Dated December 31, 2007

to the

Prospectus dated October 1, 2007

The following hereby amends, and to the extent inconsistent replaces, the corresponding FEE TABLE and EXAMPLE in the prospectus.

FEE TABLE(1)

The following table describes the fees and expenses that you will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time you buy the Policy, surrender the Policy, or transfer Cash Value between investment choices. State premium taxes may also be deducted, and Excess Interest Adjustments may be made to amounts surrendered or applied to Annuity Payment Options from Cash Value from the fixed account.

Policy Owner Transaction Expenses
Sales Load Imposed on Premiums	None
Contingent Deferred Sales Load (surrender charge)(2)	None
Transfer Fees(3)	$0 - $10
Special Service Fee	$0 - $25

(1)	During the income phase, the fees may be different than those described in the fee table. See Section 5, “Expenses.”
(2)	If you select the Life With Emergency CashSM annuity payment option, you will be subject to a surrender charge after the Annuity Commencement Date. See Section 5, “Expenses.”
(3)	Monumental does not currently charge a fee for transfers among the Subaccounts, although it reserves the right to charge a $10 fee for each Transfer in excess of 12 per Policy Year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including the investment portfolios’ fees and expenses.

Annual Policy Service Charge(1)	$30
Separate Account Annual Expenses (as a percentage of assets in the Separate Account)(2)
Base Separate Account Expenses:
Mortality and Expense Risk Fee(3)	0.40%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	0.55%
Optional Separate Account Annual Expenses:
Return of Premium Death Benefit(4)	0.15%
Annual Step-Up to age 81 Death Benefit(5)	0.20%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expense(6)	0.75%

This Prospectus Supplement must be accompanied or preceded

By the prospectus for the

Advisor’s Edge® Variable Annuity dated October 1, 2007

FEE TABLE(1) CONTINUED…

Optional Rider Fees(7)

Architect Guaranteed Lifetime Withdrawal Benefit(8)	Single Life Option	Joint Life Option
50% Maximum Equity Percentage	0.30%	0.45%
60% Maximum Equity Percentage	0.45%	0.65%
70% Maximum Equity Percentage	0.65%	1.00%

(1)

We may assess an Annual Policy Service Charge of up to $30 for policy administration expenses (but no more than 2% of the Policy Value at the time of deduction). We will not assess this charge on a Policy if (1) the sum of all Premium Payments less the sum of all withdrawals taken is at least $50,000 or (2) the Policy Value equals or exceeds $50,000.

(2)

If you elect the Initial Payment Guarantee rider at the time of annuitization, you will pay an additional fee—currently equal to an annual rate of 1.25% of the daily net asset value in the Subaccounts—that is reflected in the amount of the annuity payments that you receive. See Section 10, “Additional Features.”

(3)	The mortality and expense fee shown (0.40%) is for the Policy Value Death Benefit.
(4)	The fee for the Return of Premium Death Benefit (0.15%) is in addition to the base mortality and expense risk and administrative fees.
(5)	The fee for the Annual Step-Up to Age 81 Death Benefit (0.20%) is in addition to the base mortality and expense risk and administrative fees.
(6)	This reflects the base separate account expenses plus the fee for the Annual Step-Up to Age 81 Death Benefit, but does not include any annual optional rider fees.
(7)	In some cases, riders to the policy are available that provide optional benefits that are not described in detail in this prospectus. There are additional fees (each year) for those riders.
(8)

The fee is a percentage of the total withdrawal base. The total withdrawal base on the rider date is the policy value (less any premium enhancement if the rider is added in the first policy year). After the rider date, the total withdrawal base is equal to the total withdrawal base on the rider date, plus subsequent premium payments, less subsequent total withdrawal base adjustments.

The next item shows the lowest and highest total operating expenses charged by the portfolios for the year ended December 31, 2006 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

Total Portfolio Annual Operating Expenses(1)	Lowest	Highest
Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.14%	1.46%

(1)

The fee table information relating to the Portfolios is for the year ending December 31, 2006 (unless otherwise noted) and was provided to Monumental Peoples Benefit by the underlying funds, their investment advisors or managers, and Monumental Peoples Benefit has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the Portfolios may be greater or less than those shown in the Table.

EXAMPLE(1)

The following example illustrates the highest fees and expenses of any of the Portfolios for the year ended December 31, 2006, and the highest combination of Separate Account expenses that you would incur on a $10,000 Premium Payment over various periods, assuming (1) a 5% annual rate of return, (2) full surrender at the end of each period, and (3) assuming the Architect Rider has been selected. As noted in the Fee Table, the Policy imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the Policy or withdraw the entire value of your Policy at the end of the applicable period as a lump sum or under one of the

Policy’s Annuity Payment Options. The expenses reflect different mortality and expense risk fees depending on which death benefit you select:

	1 Year	3 Years	5 Years	10 Years
Annual Step-Up to Age 81 Death Benefit Option (0.75%)	$	$	$	$
Return of Premium Death Benefit Option (0.60%)	$	$	$	$
Policy Value Death Benefit Option (0.55%)	$	$	$	$

(1)	Different fees and expenses not reflected in the example may be assessed during the income phase of the Policy.

You should not consider this example to be a representation of past or future expenses or performance. Actual expenses may be higher than those shown, subject to the guarantees in the Policy. In addition, your rate of return may be more or less than the 5% assumed in the example. This example does not reflect any premium taxes.

For information concerning compensation paid for sale of the Policies, see “Distribution of the Policies.”

ARCHITECT GUARANTEED LIFETIME WITHDRAWAL BENEFIT

You may elect to purchase the optional Architect Guaranteed Lifetime Withdrawal Benefit which provides you with a guaranteed lifetime withdrawal benefit if you invest, subject to specified equity limits (“GLWB”), in certain designated investment choices. This rider is available during the accumulation phase.

The Architect GLWB may vary for certain policies and may not be available for all policies. Please contact us at (800) 797-9177 for additional information regarding the availability of the Architect GLWB.

In addition, the tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Architect GLWB for a qualified policy.

Architect GLWB

This benefit is intended to provide a level of cash withdrawals regardless of the performance of the designated investment choices you select. If you elect this benefit, we will provide a maximum annual withdrawal amount regardless of your policy value (your ability to change the frequency or amount of your withdrawal ceases if your policy value reaches zero). Under this benefit, you can withdraw up to the maximum annual withdrawal amount each calendar year, starting with the calendar year immediately following the annuitant’s 59th birthday and lasting until the annuitant’s (or the annuitant’s surviving spouse if the joint life option is elected) death (unless your total withdrawal base is reduced to zero because of “excess withdrawals”; see Total Withdrawal Base Adjustments, below). All withdrawals before the annuitant (or the annuitant’s surviving spouse if the joint life option is elected) is 59 are excess withdrawals; a penalty tax may be assessed on amounts withdrawn from the policy before the owner reaches age 59 1/2.

Example. Assume you are the owner and annuitant and you make a single premium payment of $100,000 when you are 61 years old. Further assume that you do not make any additional withdrawals or premium payments, but that after ten years your policy value has declined to $90,000 solely because of negative investment performance. You could withdraw up to $5,000.00, which is the applicable income benefit percentage of (5.0%) multiplied by the total withdrawal base of $100,000 on the rider date (i.e. the date the rider is issued), each calendar year for the rest of your life (assuming that you take your first withdrawal when you are age 70 – 74, and that you do not withdraw more than the maximum annual withdrawal amount in any one year.)

Of course, you can always withdraw an amount up to your policy value pursuant to your rights under the policy at your discretion.

Example continued. Assume the same facts as above, but you withdraw $10,000 when you are 66 years old. That excess withdrawal decreases your future maximum annual withdrawal amount to $4,210.53.

See the SAI for examples showing the effect of hypothetical withdrawals in more detail.

Please note:

•	Any withdrawal in excess of the maximum withdrawal amount in any calendar year is an excess withdrawal.

•	An excess withdrawal will impact the maximum annual withdrawal amount, and the total withdrawal base, on a greater than dollar-for-dollar basis.

Like all withdrawals, withdrawals under this benefit also:

•	reduce your policy value;

•	reduce your base policy death benefit and other benefits;

•	may be subject to an excess interest adjustment;

•	may be subject to income taxes and federal tax penalties; and

•	may be limited or restricted under certain qualified policies.

Maximum Annual Withdrawal Amount. You can withdraw up to the maximum annual withdrawal amount in any calendar year without causing an excess withdrawal. See “Total Withdrawal Base Adjustments” below.

The maximum annual withdrawal amount is zero if the annuitant is not 59 years old on the rider date and remains zero until the first day of the calendar year after the annuitant’s 59th birthday. If the annuitant is at least 59 years old on the rider date, the maximum annual withdrawal amount in the calendar year during which the rider is elected is equal to the income benefit percentage of the total withdrawal base prorated based on the number of days from the rider date to the end of the calendar year. Thereafter, the maximum annual withdrawal amount for each subsequent calendar year is equal to the income benefit percentage (see below) of the total withdrawal base.

For qualified policies: If the plan participant (generally the annuitant) is at least 70  1/2 years old, the maximum annual withdrawal amount for that calendar year (and each subsequent calendar year) is equal to the greater of:

•	the maximum annual withdrawal amount described above; or

•

an amount equal to a minimum required distribution amount calculated using only: (1) the living annuitant’s age, (2) the IRS Uniform Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table, (3) the policy value of the base policy, (including the present value of any additional benefits provided under the policy to the extent required to be taken into account under IRS guidance) and (4) amounts from the current calendar year (no carry-over from past years). An amount not calculated as set forth above cannot be used as the maximum annual withdrawal amount.

You can take withdrawals under this rider regardless of your policy value; however, once your policy value reaches zero (by a combination of non-excess withdrawals and/or negative performance), you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. In order to continue withdrawals guaranteed by this rider after your policy value reaches zero, you must select the frequency of future withdrawals. Once selected, the amount and frequency of future withdrawals after your policy value reaches zero cannot be changed.

Please note:

•	The maximum annual withdrawal amount described above is based on calendar years, not rider or policy years.

•

The maximum annual withdrawal amount is not cumulative; amounts not withdrawn in one calendar year are not carried over to the next or any subsequent calendar year (i.e., your maximum annual withdrawal amount is not twice as high the next year).

•

If the rider is added prior to the annuitant’s 59th birthday, the maximum annual withdrawal amount will be zero until the beginning of the calendar year (January 1st) after the annuitant’s 59th birthday, however, you will still be charged a rider fee prior to this time.

•	Excess withdrawals may cause you to lose the benefit of the rider.

•	All policy value must be allocated to a limited number of specified funds (See “Designated Investment Choices,” below).

Income Benefit Percentage. We use the income benefit percentage to calculate the maximum annual withdrawal amount. The income benefit percentage is determined by the annuitant’s age at the time of the first withdrawal taken on or after the January 1st immediately following the annuitant’s 59th birthday (or if the joint life option is elected, the 59th birthday of the younger of the annuitant or the annuitant’s spouse). The income benefit percentage is as follows:

Age at time of first withdrawal	Income Benefit Percentage
0-58	0%
59-64	4.0%
65-69	4.5%
70-74	5.0%
75-79	5.5%
80-84	6.0%
85-89	6.5%
90-94	7.0%
≥95	7.5%

Please note that once established at the time of the first withdrawal on or after the January 1st immediately following the 59th birthday of the annuitant (or if the joint life option is elected, of the younger of the annuitant or the annuitant’s spouse), the income benefit percentage will not increase even though the annuitant’s age increases.

Total Withdrawal Base. We use the total withdrawal base to calculate the maximum annual withdrawal amount. The total withdrawal base on the rider date is the policy value. After the rider date, the total withdrawal base is equal to the total withdrawal base on the rider date, plus subsequent premium payments, less subsequent Total Withdrawal Base Adjustments.

Total Withdrawal Base Adjustments. Gross partial withdrawals up to the maximum annual withdrawal amount that are made in a single calendar year will not reduce the total withdrawal base. Gross partial withdrawals in excess of the maximum annual withdrawal amount that are made in a single calendar year (“excess withdrawals”) will reduce the total withdrawal base (on the date of the withdrawal) by the greater of the dollar amount of the excess withdrawal or a pro rata amount (in proportion to the reduction in the policy value), possibly to zero. See the SAI for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the total withdrawal base by a pro rata amount. Excess withdrawals may eliminate any guarantee offered by this rider.

Please note:

•

The total withdrawal base is generally equal to the policy value on the rider date. Consequently, purchasing this rider after the policy issue date may result in a smaller maximum annual withdrawal amount (if the policy value decreases prior to the rider date) than what it would have been had the rider been purchased on the policy issue date.

•	Upon the death of the annuitant, the Architect GLWB terminates and there are no more additional guaranteed withdrawals.

Designated Investment Choices. If you elect the Architect GLWB benefit, you must allocate 100% of your policy value to one or more of the following “designated choices:”

Non-Equity:
Federated Prime Money Fund II	Federated Fund for US Government Securities II
PIMCO Total Return – Initial Class	VA Short-Term Fixed Portfolio
Vanguard Short-Term Investment Grade Portfolio	Vanguard Total Bond Market Index Portfolio
DFA – VA Global Bond Portfolio	Fixed Account

Equity:
Asset Allocation – Conservative Portfolio – Initial Class	Asset Allocation – Growth Portfolio – Initial Class
Asset Allocation – Moderate Portfolio – Initial Class	Asset Allocation – Moderate Growth Portfolio – Initial Class
Capital Guardian Global – Initial Class	Capital Guardian Value – Initial Class
Credit Suisse International Focus Portfolio	Credit Suisse Small Cap Core I Portfolio
Federated American Leaders Fund II	Federated High Income Bond Fund II
Fidelity – VIP Contrafund® Portfolio	Fidelity – VIP Mid Cap Portfolio
Fidelity – VIP Value Strategies Portfolio	JPMorgan Enhanced Index – Initial Class
T. Rowe Price Small Cap – Initial Class	Transamerica Value Balanced – Initial Class
VA International Small Portfolio	VA International Value Portfolio
DFA –VA Large Value Portfolio	VA Small Value Portfolio
Van Kampen Active International Allocation – Initial Class	Vanguard Equity Index Portfolio
Vanguard International Portfolio	Vanguard Mid-Cap Index Portfolio
Vanguard REIT Index Portfolio	Wanger International Small Cap
Wanger U.S. Smaller Companies

If you elect this rider, you may transfer amounts among the designated choices; however, you cannot transfer any amount which would cause you to exceed your maximum equity percentage (discussed below) or to any other subaccount. Within 30 days after the first rider anniversary (i.e., the anniversary of the rider date), you can terminate this rider. Terminating the rider will result in losing all your benefits under this rider. Starting the next business day you may transfer to a non-designated choice.

Maximum Equity Percentage. You select either the 50%, 60%, or 70% maximum equity percentage at the time you elect the Architect GLWB. Your equity percentage is equal to the policy value in all “equity” investment choices divided by the total policy value.

Asset Rebalancing. Monthly asset rebalancing is required at all times while the Architect GLWB is in effect. Your asset rebalancing equity percentage cannot exceed your maximum equity percentage. If asset rebalancing is discontinued if the asset rebalancing equity percentage exceeds the maximum equity percentage, or if you make a transfer which causes your policy equity percentage to exceed your maximum equity percentage, then we will notify you of your failure to comply. You will have 30 days from the date we mail the notice to fix the problem or your rider will terminate.

Upgrades. You can upgrade the total withdrawal base to the policy value after the first rider anniversary by sending us written notice (we reserve the right to limit your upgrade election to a 30-day period following each rider anniversary) as long as you are younger than the maximum rider issue age. At this time the minimum remaining withdrawal amount and maximum annual withdrawal amount will be recalculated. If an upgrade is elected, your current rider will terminate and a new rider will be issued with a new rider date and its own rider fee percentage (which may be higher than your current rider fee percentage) and growth rate, if any. The new rider date will be the date the Company receives all necessary information.

Please Note:

•	Even if the rider fee percentage does not increase, the charge for the rider will increase because it would be based on a higher total withdrawal base.

•

If you upgrade while you are receiving systematic payouts of the maximum annual withdrawal amount, the dollar amount of the systematic payout of the maximum annual withdrawal amount after the upgrade may decrease for the reminder of the calendar year, even though the total withdrawal base increases. This is generally because the maximum annual withdrawal amount for the remainder of the calendar year is calculated based on the remaining partial year and the systematic payout is calculated on a yearly basis.

Annuitization. If you have reached your maximum annuitization date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments equal to your maximum annual withdrawal amount.

Architect GLWB – Joint Life Option

If you elect the Architect GLWB, you can also elect to postpone termination of the rider until the later of the annuitant or annuitant’s spouse’s death. This allows the maximum annual withdrawal amount to be withdrawn until the death of the later of the annuitant or annuitant’s spouse (if the annuitant’s spouse continues the policy).

Please note:

•	The annuitant’s spouse must be either a joint owner along with the annuitant or the sole primary beneficiary (and there is no joint owner), if you elect this option.

•

If at the time of the annuitant’s death the spouse cannot continue to keep the policy in force under the tax code, then the rider will terminate and no additional withdrawals under the rider are permitted.

•	The annuitant’s spouse for purposes of this rider cannot be changed.

Architect GLWB Fee

A rider fee, which is a percentage of the total withdrawal base on each rider anniversary, is charged annually prior to annuitization. The percentage depends on the Maximum Equity Percentage that you select, and on whether you select the joint life option. The rider fee percentages are:

Maximum Equity Percentage	Single Life Option	Joint Life Option
50%	0.30%	0.45%
60%	0.45%	0.65%
70%	0.65%	1.00%

We will also deduct the rider fee pro rata upon full surrender of the policy or other termination of the rider. The rider fee is deducted from each investment choice in proportion to the amount of policy value in each investment choice.

Architect GLWB Issue Requirements

The Company will not issue the Architect GLWB unless:

•	the annuitant is not yet age 81 (lower if required by state law);

•	the annuitant is also an owner (except in the case of non-natural owners);

•	there are no more than two owners; and

•

if the joint life option is elected, the annuitant’s spouse is not yet age 81 (lower if required by state law and (1) a joint owner along with the annuitant or (2) the sole primary beneficiary (and there is no joint owner).

Termination

The Architect GLWB and any additional options will terminate upon the earliest of the following:

•	the date we receive written notice from you requesting termination of the Architect GLWB provided that the request is made within 30 days after a rider anniversary;

•	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse if that spouse continued the policy as the surviving spouse);

•

discontinuing asset rebalancing, changing your asset rebalancing so that the asset rebalancing equity percentage exceeds the maximum equity percentage, or making a transfer which causes your policy equity percentage to exceed your maximum equity percentage, any of which is not corrected within 30 days from the date we mail you a notice of the problem;

•

annuitization (however, if you have reached your mandatory annuitization date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your maximum annual withdrawal amount); or

•	termination of your policy.

Please note: This feature terminates upon annuitization and there is a mandatory annuitization date.

This supplement summarizes the Architect GLWB. The application and operation of the Architect GLWB are governed by the terms and conditions of the rider itself. The Architect GLWB may vary for certain policies and may not be available for all policies.